UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Shareholders Meeting

On May 15, 2024, at 11:00 a.m. local time (11:00 p.m. EST on May 14, 2024), CytoMed Therapeutics Limited (the “Company”) held its 2024 annual meeting of shareholders (the “Annual Meeting”). Holders of zero ordinary shares of the Company were present in person and 6,714,256 ordinary shares of the Company were present by proxy at the annual meeting, representing approximately 58.18% of the total 11,540,000 outstanding ordinary shares and therefore constituting a quorum of at least two shareholders with ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of May 13, 2024. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2023;

2.	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2023;

3.	By an ordinary resolution, to approve the re-election of Mr. Choo Chee Kong who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as a Director. To also note the resignation of Mr. Wu Tao Thomas and Dr Lucas Luk Tien Wee as Directors. Both have given notice to the Company that they do not wish to stand for re-election as Directors;

4.	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

5.	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

6.	By an ordinary resolution, to approve payment of Directors’ fees of US$90,000 for the financial year ending December 31, 2024, and payment of Directors’ fees of US$70,000 for the financial year ended December 31, 2023.

7.	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four or Proposal Five.

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8.

By an ordinary resolution, to resolve that:

(a) Pursuant to Section 161 of the Singapore Companies Act 1967 (the “Singapore Companies Act”) the Directors be and are hereby authorised to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors (the “Board”), such shares to rank pari passu in all respects with the existing issued ordinary shares in the capital of the Company in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to such members of the public and/or private placees who shall have applied for the shares in connection with the admission of the Company to Nasdaq, as the Board may decide.

(b) Pursuant to Section 161 of the Companies Act 1967 and all applicable laws (including but not limited to the listing rules of Nasdaq (the “Nasdaq Listing Rules”)), the Directors be and are hereby authorised to: (a) (i) issue (in addition to the new ordinary shares referred to in paragraph (a) above) new ordinary shares whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and (b) (notwithstanding this authorisation conferred may have ceased to be in force) issue new ordinary shares in pursuance of any Instruments made or granted by the Directors while this authorisation was in force, provided that:

(1) the aggregate number of new ordinary shares to be issued pursuant to such authority (including new ordinary shares to be issued in pursuance of the Instruments, made or granted pursuant to this authorisation but excluding new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”) effected under any relevant Instrument, which Adjustments shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(2) in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(3) unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

PROPOSAL #001 RECEIVE AND ADOPT THE DIRECTORS’ STATEMENT

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,521	130	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,126	130	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

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PROPOSAL #002 ADOPT THE AUDITED FINANCIAL STATEMENTS IN RELATION TO FORM 20-F

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,521	130	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,126	130	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

PROPOSAL #003 APPROVE THE RE-ELECTION OF MR. CHOO CHEE KONG

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,521	130	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,126	130	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

PROPOSAL #004 RATIFY WWC, P.C. AS INDEP. REGISTERED PUBLIC ACCOUNTANT

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,521	130	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,126	130	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

PROPOSAL #005 RATIFY KE TRUST, PAC AS INDEP. REGISTERED PUBLIC ACCOUNTANT

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,367	284	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,713,972	284	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

PROPOSAL #006 APPROVE PAYMENT OF DIRECTORS’ FEES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,473	178	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,078	178	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

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PROPOSAL #007 ADJOURN THE MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,473	178	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,078	178	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

PROPOSAL #008 AUTHORIZE THE DIRECTORS TO ISSUE ORDINARY SHARES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	220,473	178	0
REGISTERED	6,493,605	0	0
TOTAL SHARES VOTED	6,714,078	178	0
% OF VOTED	99.99%	0.00%
% OF OUTSTANDING	58.18%	0.00%
% OF VOTED W/ABS/WHD	99.99%	0.00%	0.00%
% OF OUTSTNDG W/ABS/WHD	58.18%	0.00%	0.00%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2024	CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
	Title:	Director and Chairman

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